Exhibit No. 21

JOURNAL COMMUNICATIONS, INC.

Subsidiaries of the Registrant

The following list shows our significant subsidiaries as of December 30, 2007, their respective states of incorporation and the percentage of voting securities of each subsidiary owned by its immediate parent. All companies listed have been included in the consolidated financial statements filed herewith.

Subsidiary	State of Incorporation	Percent of Voting Securities Owned by Registrant
The Journal Company	Wisconsin	100% by Registrant
Journal Sentinel, Inc.	Wisconsin	100% by The Journal Company
Journal Broadcast Corporation (1) (d/b/a Journal Broadcast Group)	Nevada	100% by The Journal Company
Journal Community Publishing Group, Inc.	Wisconsin	100% by The Journal Company
Journal Holdings, Inc.	Wisconsin	100% by The Journal Company
IPC Print Services, Inc.	Michigan	100% by The Journal Company

(1)	Journal Broadcast Corporation has three subsidiaries operating in the United States.